Ballard Power Systems Inc.

News Release

Waste-to-Energy System Using Ballard Fuel Cells Successfully Supplies Power to S.Korean Grid

• •	Hydrogen produced from processing of municipal solid waste Fuel cell system generates power locally, using hydrogen as fuel

For Immediate Release – October 26, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that the fuel cell system supplied to GS Platech (www.gsplatech.co.kr) and previously announced in Q1 2011 for demonstration of waste-to-energy power generation, is now operating successfully to provide power to the local South Korean electricity grid.

GS Platech’s pilot plant in Cheongsong, South Korea uses plasma gasification technology to treat organic solid waste and is capable of producing sufficient high purity hydrogen to generate 50 kilowatts (50kW) of clean, zero-emission power. The power system fuelled by this hydrogen and incorporating Ballard fuel cell stacks was supplied by Dantherm Power, Ballard’s backup power system company.

“This is the first ever demonstration of a waste-to-energy system incorporating both of these technologies,” said Jesper Themsen, Managing Director and CEO of Dantherm Power. “The successful operation of the system is a significant milestone in the development of waste-to-energy solutions and speaks to our strong partnership with GS Platech.”

GS Platech intends to further promote this solution to new customers worldwide and, to this end, recently hosted tours of the demonstration site in conjunction with the International Solid Waste Association World Congress 2011 (www.iswa2011.org). Attendees learned of the potential for this waste-to-energy system to address two key environmental issues in tandem: environmentally responsible waste treatment; and clean power production.

This project was undertaken as a national research project of the Korean Ministry of Knowledge and Economy with the financial support of the Government of Canada provided through the Department of the Environment, under the framework of the Asia-Pacific Partnership on Clean Development and Climate (www.asiapacificpartnership.org).

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning future sales opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com